03013915

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 044355~~

8-44355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BOSTON STOCK EXCHANGE, 100 FRANKLIN STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PERRY STONE 617-235-2445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,		03053
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH, D.C. 165

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PERRY STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONE SECURITIES CORPORATION, as of DECEMBER 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN J. REDMOND, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 13, 2007

Notary Public FEB 27, 2003

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Stone Securities Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Stone Securities Corporation, (the Company) as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Securities Corporation as of December 31, 2002, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2003

STONE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 18,814
Receivable from broker-dealers	212,760
Securities owned:	
Marketable, at market value	139,141
Not readily marketable securities, at estimated fair value	3,300
Memberships in exchanges:	
Owned at adjusted cost (market value $6,500)	6,500
Equipment, at cost, less accumulated depreciation of $41,754	12,457
Total Assets	$ 392,972

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 101,112
Total liabilities	101,112
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 1000 shares authorized, issued and outstanding	-
Additional paid in capital	93,813
Retained earnings	198,047
Total shareholders' equity	291,860
Total liabilites and shareholders' equity	$ 392,972

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 2,163,545
Net investment gains (losses)	(23,164)
Interest and dividends	1,347
Total revenue	$ 2,141,728
Expenses:	
Employee compensation and benefits	$ 1,511,554
Commissions, floor brokerage, and exchange fees	206,106
Communications, occupancy, and equipment rental	48,232
Other operating expenses	381,162
Total expenses	$ 2,147,054
Net income (loss)	$ (5,326)

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2002	$ -	$ 93,813	$ 203,373	$ 297,186
Additional paid in capital				-
Net income (loss)			(5,326)	(5,326)
Balance at December 31, 2002	$ -	$ 93,813	$ 198,047	$ 291,860

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ (5,326)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,090
Increase in due from broker-dealers	(27,482)
Increase in marketable securities	(481)
Decrease in value of membership in exchange	14,000
Increase in accounts payable, accrued expenses, and other liabilities	25,852
Decrease in payable to broker-dealers	(4,679)
Total adjustments	14,300
Net cash provided by operating activities	8,974
Cash flows from investing activities:	
Purchase of computer equipment	(3,443)
Cash flows from financing activities	
None	0
Net decrease in cash	5,531
Cash at beginning of the year	13,283
Cash at end of the year	$ 18,814
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 317

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

STONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Massachusetts corporation on October 31, 1991, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2002 was $7,091.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2002 there was an unrealized loss of $5,236.

Not Readily Marketable Securities

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2002, these securities at estimated fair values consist of the equities valued at $3,300.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has incurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment in value incurred in 2002, at which time the company wrote down the cost of its exchange membership.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $243,144 at December 31, 2002, which exceeded required net capital of $100,000 by $143,144. The Ratio of aggregate indebtedness to net capital at December 31, 2002, was 41.59%.

NOTE 4- COMMITMENTS

The Company has entered into an agreement to acquire research. The Company's approximate minimum commitment for 2003 is $135,000.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6- PROFIT SHARING PLAN

The Corporation has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $143,895 for the year ended December 31, 2002.

STONE SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2002

SCHEDULE I

STONE SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 101,112
TOTAL AGGREGATE INDEBTEDNESS	$ 101,112
NET CAPITAL:	
Additional paid in capital	$ 93,813
Retained earnings	198,047
	291,860
ADJUSTMENTS TO NET CAPITAL:	
Receivable from broker-dealers over thirty days	(20,548)
Furniture & equipment	(12,457)
Membership in exchange	(6,500)
Not readily marketable securities, at estimated fair value	(3,300)
Haircuts	(5,911)
Net capital, as defined	$ 243,144
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 143,144
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	41.59%

STONE SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT DECEMBER 31, 2002

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/02	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/02
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 295,672	$ (3,812)	$ 291,860
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	46,452	(3,647)	42,805
Haircuts on securities	5,912	(1)	5,911
Total deductions	52,364	(3,648)	48,716
Net capital	$ 243,308	$ (164)	$ 243,144

SCHEDULE II

STONE SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2002

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2003